ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

September 29, 2010	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Funds, Inc (the “Registrant”)

Registration Statement on Form N-14 (File No. 811-06110)

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of the Western Asset Intermediate Plus Bond Portfolio (the “Target Fund”) by the Western Asset Intermediate Bond Portfolio (the “Acquiring Fund”).

The Prospectus/Proxy Statement contained in the Registration Statement will be furnished in connection with a special meeting of shareholders of the Target Fund, a series of the Registrant, to be held on December 10, 2010, at which time the shareholders of the Target Fund will be asked to vote on the proposed acquisition of the Target Fund by the Acquiring Fund.

The Registration Statement relates solely to the Acquiring Fund a series of the Registrant. The Registration Statement does not supersede or amend any disclosure relating to any other series of the Registrant.

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on October 29, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct any questions you may have with respect to this filing to me at (617) 951-7114.

ROPES & GRAY LLP

September 29, 2010

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann